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March 1, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Celeste M. Murphy
Joshua Shainess

Re:	Players Network Registration Statement on Form S-1 Filed January 17, 2018 File No. 333-222579

Ladies and Gentlemen:

On behalf of our client, Players Network (“Players Network” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 5, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, Players Network has revised the Registration Statement and is filing Amendment No. 1 thereto with this response letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

U.S. Securities and Exchange Commission

March 1, 2018

Registration Statement on Form S-1
General

1.	It appears that in connection with the Purchase Agreement entered into with Kodiak, you issued to Kodiak a warrant to purchase additional shares of common stock and that your registration statement covers the resale of the shares that you may issue to Kodiak under the warrant. Our staff accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where the investor can acquire securities other than common stock in the equity line financing. We view agreements that give investors the right to acquire additional securities, including through the exercise of warrants at the same time or after the issuer exercises its put, as providing the investor with the continuing ability to make investment decisions; thus, the investor is not irrevocably bound.

Accordingly, please consider registering the resale of the equity line securities in accordance with our accommodation. For guidance, please refer to the Division´s Compliance and Disclosure Interpretations, Securities Act Sections, Questions 139.13 and 139.17 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

We have reviewed the Compliance and Disclosure Interpretations, Securities Act Sections, Questions 139.13 and 139.17 referred to above (the “CDIs”). We understand that the Commission’s position, as reflected in the CDIs, is that an investor under an equity line financing is not deemed irrevocably bound where it also holds convertible securities because the investor could exercise the convertible security immediately following receipt of a put notice to avoid its obligations under the put notice. This would occur where the equity line financing agreements contain a cap limiting the numbers of shares of common stock of an issuer’s securities that may be held by the investor, and by exercising the convertible securities and complying with the put notice, the investor would exceed the cap.

In the instant situation, Players Network has in excess of 580 million shares of common stock outstanding, the warrant held by Kodiak is exercisable for only 37.5 million shares of common stock and subject to a 4.99% ownership limitation cap, and the number of shares of common stock issuable to Kodiak under put notices is limited to 37.5 million shares of common stock and subject to a 9.99% ownership limitation cap. Accordingly, although the Equity Purchase Agreement provides that Kodiak is not required to purchase shares under a put notice if such purchase would result in Kodiak owning in excess of 9.99% of the Company’s shares of common stock, even were Kodiak to exercise the Warrant to the greatest extent possible in accordance with its terms, Kodiak would still be obligated under the Equity Purchase Agreement to purchase up to 5% of the Company’s outstanding shares of Common Stock after giving effect to such purchase. Moreover, based on the number of shares of the Company’s common stock currently outstanding and that would be outstanding following exercise of the warrant and complete utilization of the equity line, 5% of the Company’s outstanding shares common stock is in excess of 32 million shares. Thus, we respectfully submit, that Kodiak is irrevocably bound to purchase the Company’s common stock under the Equity Purchase Agreement.

U.S. Securities and Exchange Commission

March 1, 2018

Risk Factors

Risks Relating to Our Agreements with Kodiak Capital Group, LLC, page 10

2.	Please revise to prominently state the principal amount available under the equity line agreement and include risk factor discussion regarding the likelihood that you will have access to the full amount available under the agreement.

The Company has revised the risk factor discussions as requested by the Staff on page 11 of the Registration Statement.

Plan of Distribution, page 14

3.	Revise your disclosure here and throughout to remove any indication that Kodiak may sell the securities pursuant to Rule 144.

The Company has revised the Plan of Distribution discussion as requested by the Staff.

Executive Compensation, page 35

4.	We note that you provide executive compensation disclosure for 2015 and 2016 only. Please update this disclosure to include executive compensation disclosure for 2017. Refer to Item 402 of Regulation S-K.

The Company has revised the Executive Compensation disclosure to include 2017.

U.S. Securities and Exchange Commission

March 1, 2018

Exhibit 5.1, page 1

5.	Please revise the legality opinion to reflect counsel’s opinion regarding the legality of the securities being offered and sold pursuant to this registration statement by the appropriate corporate entity. There appears to be a typographical error in the first sentence.

A corrected legality opinion has been filed with the Registration Statement.

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc: Mark Bradley